FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934
                        -------------------------------

                               November 4, 2004

                       Commission File Number 001-14978

                              SMITH & NEPHEW plc
                              (Registrant's name)

                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F     X           Form 40-F
                           -------                  ------

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                       No     X
                    ------                    ------

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                       No     X
                    ------                    -------


      [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                       No     X
                    ------                    -------

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 5

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Smith & Nephew plc
                                               (Registrant)


Date: November 4, 2004                          By:   /s/ Paul Chambers
                                                      ------------------
                                                      Paul Chambers
                                                      Company Secretary

                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                   PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Peter Hooley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter Hooley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Hooley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options under the Smith & Nephew Sharesave Plan (2001)

7. Number of shares / amount of stock acquired

3,349

8. Percentage of issued class

0.00036%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

289.20 pence

13. Date of transaction

01.11.2004

14. Date company informed

01.11.2004

15. Total holding following this notification

219,854

16. Total percentage holding of issued class following this notification

0.023%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Kate Cummins (Company Secretarial Assistant)

Date of Notification

02.11.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.